Ceasing Control of Credit Suisse Large Cap Blend II Class B

As of October 31, 2010, American Enterprise Investment Svc ("Shareholder") owned 72,159.801 shares of the Fund, which represented 29.44 % of the outstanding shares. As of April 30, 2011, Shareholder owned 0 shares of the Fund. Accordingly, Shareholder has ceased to be a controlling person of the Fund.